ADAPTIVE MEDIAS, INC.

16795 Von Karman Ave., #240

Irvine, CA 92606

June 4, 2014

VIA EDGAR

Larry Spirgel

Assistant Director

C/o Celeste M. Murphy

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adaptive Medias, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed May 13, 2014

File No. 000-54074

Dear Mr. Spirgel:

This letter is in response to your letter to Adaptive Medias, Inc., a Nevada corporation (the “Company”), dated May 20, 2014 (the “Letter”). For your ease of reference, I have repeated your comments from the Letter in this response.

1.	We note your response to comment 2 of our prior letter. Based on the significant amount of shares that potentially may be issued to OneScreen in connection with this acquisition, we believe you should expand your description of the transaction to discuss the assets to be acquired. In addition, please disclose the implied value of the assets and whether your board of directors obtained a third-party valuation. If not, please explain why the board thought such a valuation was unnecessary. In addition, please provide disclosure with respect to all material relationships that existed between you and your affiliates, on the one hand, and OneScreen and its affiliates, on the other hand, prior to the time of the acquisition. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transaction and disclose the benefits they received for their roles.

Response:

•	The assets to be acquired consist solely of intellectual property which will be used to enhance the Company’s end-to-end audience and content monetization platform for display, mobile, and video advertising across all digital channels and environments. This includes video storage and hosting, video encoding, content management, HTML5/Flash video players, and advertising inventory management.

Larry Spirgel

Assistant Director

c/o Celeste M. Murphy

Division of Corporation Finance

United States Securities and Exchange Commission

June 4, 2014

•

OneScreen shareholders will receive consideration equal to approximately $16,500,000, which reflects the Company's estimate of the value of assets to be acquired. This estimate value is based on the number of shares to be issued to OneScreen’s shareholders and the Company's average trading price over the last fifty days of $0.11 per share.  The Board of Directors determined, in its reasonable business judgment, that the valuation was appropriate by considering the current close and continuing contractual relationship between the Company and OneScreen pursuant to a Management and Consulting Technology License Agreement effective as of December 1, 2013 and filed with the SEC on February 13, 2014 (SEC Accession No. 0001144204-14-008226) (the “Management and Consulting Agreement”), evaluating the Company's expected use of the assets to be acquired, reviewing OneScreen's operating assets and revenues in relation to valuations of several similar companies, and considering a 2013 third party valuation of OneScreen.   In the 2013 valuation, the implied value of OneScreen was approximately $17,746,000.  OneScreen obtained this valuation from a leading international audit, tax, and advisory firm in connection with an unrelated transaction which was ultimately terminated. The Company’s Board of Directors determined that such third party valuation is applicable as an additional data point related to the proposed acquisition by the Company.

•	WNA Technologies, Inc., a company wholly-owned by Norman Brodeur, Chief Executive Officer of OneScreen, owns 8,166,666 shares, approximately 4.43%, of the Company’s common stock. Largely through such investment, Mr. Brodeur developed a relationship with the Company, which led to the execution of the Management and Consulting Agreement. The successful contractual relationship led to further discussions, resulting in the decision to formally integrate the two companies. The Company is not aware of any material relationships between it and its affiliates or between OneScreen and its affiliates other than as disclosed herein or in previous filings with the SEC.

•	The Company does not have sufficient cash to proceed with a cash-for-stock or cash-for-assets transaction. Furthermore, the Company is only interested in acquiring certain assets from OneScreen and does not wish to acquire any liabilities. The Board of Directors determined, on an arm’s length basis, that structuring the transaction as an asset purchase in exchange for Company stock is in the best interests of the Company and its shareholders.

•	No third parties played a role in arranging or facilitating the transaction.

Larry Spirgel

Assistant Director

c/o Celeste M. Murphy

Division of Corporation Finance

United States Securities and Exchange Commission

June 4, 2014

In addition to the responses contained herein, we have incorporated the above information into a revised Preliminary Information Statement on Schedule 14C, filed concurrently herewith. The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have adequately addressed your comments. If you have further comments, I ask that you forward a copy of them by facsimile to Alan A. Lanis, Jr., Esq. of Richardson & Patel LLP at (310) 208-1154. Mr. Lanis’s telephone number is (310) 208-1182.

Very truly yours,

ADAPTIVE MEDIAS, INC.

/s/ Qayed Shareef
Qayed Shareef, Chief Executive Officer